Filed by Sysco Corporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Sysco Corporation (Commission File No. 001-06544)

Date: March 30, 2026

From: Kevin Hourican

To: All Sysco global colleagues

Date: 30 March 2026

Subject: Important Business Announcement

Dear Sysco Colleagues,

Today is an exciting day for Sysco. We have announced that Sysco has entered into a definitive agreement to acquire Jetro Restaurant Depot, the premier Cash & Carry food wholesaler in the U.S. This transformative transaction enables us to enter the highly complementary, growing and resilient Cash & Carry channel. Here is the press release we issued this morning about the announcement https://investors.sysco.com/annual-reports-and-sec-filings/news-releases/2026/03-30-2026-113036743.

This is a significant milestone that – upon closing – will create value from day one, adding more revenue, particularly through increased sales to Local customers; higher profit margins; and greater Free Cash Flow, or “cash in the till”. This will enable us to continue investing for long-term, profitable growth, benefiting colleagues and our customers.

Introducing Jetro Restaurant Depot: a purpose-built, one-stop-shop for chefs and restaurant owners.

Jetro Restaurant Depot is a leading U.S. wholesale Cash & Carry foodservice supplier, with a value seeking customer base, broad product portfolio, and expansive geographic footprint. Jetro Restaurant Depot’s strengths are highly complementary to ours, and there is minimal overlap between our target customers. Jetro Restaurant Depot is a purpose-built one-stop-shop for chefs and restaurant owners, seeking fresh products and a way to save money on their food costs.

Jetro Restaurant Depot operates 166 large-format warehouse stores across 35 states that serve more than 725,000 independent restaurants and small foodservice operations. Jetro Restaurant Depot is the low-cost leader in this space, with a portfolio of affordable food and restaurant supplies, and a self-service (no-delivery) model that provides significant value for smaller operators. They serve a clear customer need that is adjacent and complementary to our better/best premium products that are delivered directly to our customers. Most notably, Sysco’s customer will continue to desire and benefit from in person visits from our talented sales team. Nothing changes about Sysco’s key focus post this transaction. Sysco will focus on larger independent customers that desire delivery and direct sales professional engagement. Together, we will grow our business profitably and serve more of the end market.

This combination is about partnership and collaboration.

We do not expect this transaction to impact headcount at either Sysco or Jetro Restaurant Depot. In fact, we expect to create new jobs as we open new Jetro Restaurant Depot warehouses in communities around the country. We also anticipate we will continue to hire new sales professionals, just like we have over the past few years. Growing our store count, and growing our sales professional headcount, will generate profitable sales growth for the total enterprise. After the acquisition is completed, Jetro Restaurant Depot will operate as a standalone business segment within Sysco, and will continue to be led by Jetro Restaurant Depot’s CEO, Richard Kirschner, who will report directly to me. Jetro Restaurant Depot has a talented and committed leadership team, and we look forward to partnering with them to better serve local businesses and restaurants across the country.

Together, we will deliver more value, choice, and convenience for customers and communities nationwide.

After closing the transaction, we will have an opportunity to benefit from each other’s broad product assortment. For example, Jetro Restaurant Depot’s portfolio contains value tier items that are desired by select Sysco customers. Additionally, Sysco’s specialty businesses produce items that would sell well inside Jetro Restaurant Depot stores. We are confident that by leveraging Sysco’s inbound supply chain, we can open hundreds of additional Jetro Restaurant Depot warehouses across the country. Opening more store locations will bring the industry leader at providing affordable food and restaurant supplies to more customers, communities, and will create thousands of new jobs.

What are the next steps?

The transaction is expected to close by the third quarter of our fiscal 2027, approximately within nine months to a year, subject to the satisfaction of customary closing conditions, including the receipt of regulatory approvals. Until then, we remain two separate companies, and for us both, it is business as usual.

We will be hosting a Global Town Hall on Thursday to discuss the announcement in more detail, and answer questions. An invite for this meeting will follow later today. We also have a comprehensive communications plan in place to share this news with our partners, suppliers, customers, and investors.

Today’s news is an exciting moment for our company, but our focus now needs to remain on finishing the year strong, delivering results we can all be proud of for our business and our shareholders.

In the interim, should you receive any questions about this news from your stakeholders, please discuss with your leader or send directly to Sysco.RD@sysco.com. Be aware media interest in this announcement will be high; if you receive inquiries from media or other external parties you are unfamiliar with, please do not respond directly and forward the message to Media@Sysco.com.

So, why now?

Jetro Restaurant Depot’s owners are ready to sell and are excited about transitioning the business to Sysco ownership. They have built an incredible business, and Sysco is the best home for the business for the coming decades. Our strengths complement their strengths. Our assortment complements their assortment. Simply put, we are better together, because we will be able to source our products more cost effectively, and we will be able to serve our customers more holistically than we do today.

As it relates to Sysco, I am very pleased with the improvement in our business results. Earlier today we communicated externally that Sysco’s local business will grow over 3% in the US in our third quarter. This is positive news that exceeded what we previously communicated, and is over 1.8% higher than our last quarter. Sysco’s progress and strong business momentum give us the confidence that now is a great time for Sysco to acquire Jetro Restaurant Depot. I want to reiterate that Sysco is deeply committed to growing our delivery business. We will continue to invest in our technology to improve how we serve our customers. And we will continue to invest in our delivery supply chain to improve the customer experience. Growing new Jetro Restaurant Depot stores, and growing Sysco’s delivery business – that is what is so exciting. Our new company will grow faster, be more profitable, and will return more value to our shareholders than Sysco as a standalone company. Our combined future has never looked brighter.

I am proud of all you are doing and your dedication to Sysco. This is an exciting time for our entire team. This transaction supports our strategic priorities, delivers compelling financial benefits, and will deliver more value, choice, and convenience to our customers and communities.

I look forward to welcoming Richard and the entire Jetro Restaurant Depot team to Sysco next year.

Best,

Kevin

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expects,” “believes,” “anticipates,” “forecasts,” “intends,” “seeks,” “aims,” “plans,” “assumes,” “estimates,” “projects,” “should,” “would,” “could,” “may,” “will,” “shall” or variations of such words are generally part of forward-looking statements. Forward-looking statements are not historical facts. They are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon Sysco and its consolidated subsidiaries. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the expected timing and completion of the proposed transaction, the anticipated benefits of the proposed transaction (including synergies), and plans and expectations for the combined company, including regarding its results of operations and financial conditions, leadership composition, share repurchases, dividend level, credit ratings and leverage ratio, as well as statements regarding Sysco’s future financial performance and results, including its expectations regarding its future growth, including growth in sales and earnings per share, and other statements that are not historical facts. All such forward-looking statements are not a guarantee of future performance and are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the parties, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the transaction; the possibility that any of the anticipated benefits and projected synergies of the transaction will not be realized or will not be realized within the expected time period; unforeseen or unknown liabilities; Sysco’s ability to raise debt on favorable terms or at all; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; credit ratings decline of the combined company following the proposed transaction; the outcome of any legal proceedings that may be instituted against New Slider Holdco, Inc., Sysco or their directors; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the risk that the proposed transaction and its announcement could have an adverse effect on the market price of the common stock of Sysco; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain business, contractual or operational relationships, on the parties’ operating results and businesses generally; certain restrictions during the pendency of the transaction that may impact Sysco’s and Restaurant Depot’s ability to pursue certain business opportunities or strategic transactions; and the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control, as well as the impact of geopolitical, economic and market conditions and developments, including changes in global trade policies and tariffs; risks related to Sysco’s business initiatives; periods of significant or prolonged inflation or deflation and their impact on Sysco’s product costs and profitability generally; risks related to Sysco’s efforts to implement its transformation initiatives and meet its other long-term strategic objectives; risk of interruption of supplies and increase in product costs; risks related to changes in consumer eating habits; and the impact of natural disasters or adverse weather conditions, public health crises, adverse publicity or lack of confidence in Sysco’s products, and product liability claims. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in these forward-looking statements. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein. For more information on these risks and other concerning factors that could cause actual results to differ from those expressed or forecasted, see Sysco’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the U.S. Securities and Exchange Commission (the “SEC”). Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

This communication may include certain measures which are not presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), such as EBITDA, adjusted EBITDA and free cash flow, that we believe provide important perspective with respect to underlying business trends. Non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results. Management believes that adjusting GAAP metrics to remove certain specified items provides an important perspective with respect to our underlying business trends and results. Non-GAAP measures provide meaningful supplemental information to both management and investors that (1) are indicative of the performance of the company’s underlying operations and (2) facilitate comparisons on a year-over-year basis. Non-GAAP measures should not be considered in isolation or as an alternative to GAAP measures, and should be considered only as a supplement to, and not as superior to, GAAP measures.

IMPORTANT INFORMATION REGARDING THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, Sysco may cause New Slider Holdco, Inc. to file with the SEC a registration statement on Form S-4 that will include a prospectus of New Slider Holdco, Inc. (the “prospectus”). After the registration statement has been declared effective, Sysco will mail the prospectus to its stockholders. BEFORE MAKING ANY INVESTMENT DECISION INVESTORS AND SECURITY HOLDERS OF SYSCO ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the prospectus, any amendments or supplements thereto and other documents containing important information about Sysco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by Sysco will be available free of charge under the “Investors” section of Sysco’s website located at investors.sysco.com.

NO OFFER OR SOLICITATION

This communication is not intended and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.